Filed Pursuant To Rule 433

Registration No. 333-209926

September 13, 2016

Most Popular ETF in 2016

Interview with Dave Mazza of SSGA on Bloomberg TV

September 9, 2016

MATT MILLER: All right, let’s talk first about what ETF is the most popular this year.

DAVID MAZZA: So this year, GLD is the most popular ETF. And GLD offers you actually physical exposure to gold. And in an environment filled with political uncertainty both here at home and overseas, plus the potential for greater volatility, we’ve seen investors flock to GLD.

SCARLET FU: In terms of the fund flows that are coming in, describe the pace of it and how it’s picked up. It certainly was strong at the beginning of the year. It dropped off a little bit, as we got to the summer. But how do you see things playing out the rest of this year?

DAVID MAZZA: Yeah, so actually, heading into Brexit, we saw a significant number of inflow, over $10 billion. Well, we’ve still seen inflow post-Brexit. It’s around $1.6 billion, and it’s actually picked up in September. And the reason being is now, investors are back from vacations, looking ahead to the Federal Reserve meetings and the potential for rates, plus of course we know it’s coming, the election.

MATT MILLER: I was surprised—first of all, we had Jack Bogle on just a moment ago from Vanguard and—

SCARLET FU: They were listening. They were listening.

MATT MILLER: We’re talking about—a lot about ETFs. Surprisingly, you mentioned GLD. In The Wall Street Journal profile of Jack that came out recently, he would not be opposed to investors holding five percent of gold. And I should’ve asked him if investors could hold that through GLD, rather than just the physical, you know, metal underneath the kitchen table or whatever. He does say that ETFs, Eric, are more helpful to traders than they are to investors. What do you think about that?

ERIC BALCHUNAS: Yeah, he’s right. And look, the thing about Bogle is, he usually equates ETFs with trading. He’s anti-trading. And if you look at ETFs, they trade $19 trillion worth of shares a year, okay? They only have $2.3 trillion in assets. That’s 950 percent turnover. That’s triple what stocks turnover.

MATT MILLER: But isn’t his index fund essentially like the first ETF anyway, though? I mean—

ERIC BALCHUNAS: Yeah, well, the whole—ETFs are based on the index fund.

MATT MILLER: Yeah.

ERIC BALCHUNAS: So in a way, he provided the DNA for the ETF. And they do trade a lot. SPY, and there’s a handful of them that make up most of that. And there’s an argument of whether ETFs inspired normal people [to] become maniacal day traders. I have not seen the evidence for that. I am more of the argument that people who are maniacal day traders or already trading, love ETFs, because you can get in and out of everything very quickly. And that’s the majority of the volume, because if you look at Vanguard’s ETFs and Schwab’s, they’re—they barely turn over. Nobody is trading those. Those are buy and hold investors. So you have to suss out the data. Some people are buying and holding, but there are definitely a lot of people who are trading them.

SCARLET FU: Dave, when you look at technology, because you’ve seen some recent gains in technology stocks, it certainly has not been ignored, a lot of that is chasing growth. But we’ve seen, and Eric has pointed out to us, that the tech stocks that paid dividend are doing better because we’ve got this low rate environment. People want growth and that payoff. Do you see the rise of more of these tech specific dividend ETFs in the coming months? And at what point do we run out of constituents, because you have only a handful?

DAVID MAZZA: Well, we’ve seen about $390 million of in-flows into our technology select sector SPDR month-to-date alone. So as you’re—as you point out, investors are coming back to tech. One of the reasons they’re coming back is, is you actually look outside of a few of the big names. Earnings out of tech have been actually pretty strong. So certainly we know Apple had some difficult earnings and some questions about what that looks like going forward, but tech scenario for investors to seek out growth.

But as you point out, it’s not just the big growers there. There’s also some names there that are undervalued, that give investors the opportunity to get exposure to cyclical names as well, which potentially could be important if we see a turn in the economy.

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